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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Schedule TO
                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                Microtest, Inc.
                           (Name of Subject Company)

                           Phoenix Acquisition Corp.
                              Danaher Corporation
                        (Name of Filing Person-Offeror)

                   Common Stock, Par Value $0.001 Per Share
                        Preferred Share Purchase Rights
                        (Title of Class of Securities)

                                   594941106
                     (CUSIP Number of Class of Securities)

                              Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                   2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C. 20006-1813
                           Telephone: (202) 828-0850
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                             Mark A. Dewire, Esq.
                          Wilmer, Cutler & Pickering
                               2445 M Street, NW
                         Washington, D.C.  20037-1420
                           Telephone: (202) 663-6000

                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
                $81,852,194                                      $16,371
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*    Based on the offer to purchase all of the outstanding shares of common stock of Microtest, Inc. at a purchase price of $8.15 cash per share, 8,576,540 shares issued and outstanding, and outstanding options with respect to 1,466,674 shares (including 34,672 shares reserved for issuance under the Microtest, Inc. Employee Stock Purchase Plan), in each case as of June 11, 2001.
[_] Check box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: None.
     Form or Registration No.: Not applicable.
     Filing Party: Not applicable.
     Date Filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[x]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule l3d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================
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         This Tender Offer Statement on Schedule TO is filed by Danaher
Corporation, a Delaware corporation ("Danaher"), and Phoenix Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Danaher (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights, (the "Shares"), of Microtest, Inc., a Delaware corporation ("Microtest") at $8.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 12, 2001, among Microtest, Danaher and the Purchaser, a copy of which is attached hereto as Exhibit (d)(1), and the Confidentiality Agreement, dated February 25, 1999, by and between Danaher and Microtest, as amended May 22, 2001, a copy of which is attached hereto as Exhibit (d)(2), are each incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 3.  Identity and Background of Filing Person.

         None of Danaher, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements of Certain Bidders.

         Not applicable.

Item 12. Exhibits.

(a)(1)   Offer to Purchase, dated June 21, 2001.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Text of press release issued by Danaher dated June 13, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on June 13, 2001 and incorporated herein by reference).
(a)(7) Text of press release issued by Fluke Networks, Inc. dated June 13, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on June 13, 2001 and incorporated herein by reference).
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(9)   Form of summary advertisement dated June 21, 2001.
(d)(1) Agreement and Plan of Merger, dated June 12, 2001, among Danaher, the Purchaser and Microtest.
(d)(2) Confidentiality Agreement, dated February 25, 1999, between Danaher and Microtest, as amended May 22, 2001.
(g)      None.
(h)      Not applicable.
Item 13. Information Required by Schedule 13E-3.
         Not applicable.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2001.

                                    PHOENIX ACQUISITION CORP.



                                    By:    /s/ Christopher C. McMahon
                                        ----------------------------------------
                                         Name: Christopher C. McMahon
                                         Title: Vice President and Secretary


                                    DANAHER CORPORATION



                                    By:    /s/ Patrick W. Allender
                                        ----------------------------------------
                                         Name: Patrick W. Allender
                                         Title: Executive Vice President,
                                         Chief Financial Officer and Secretary
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                                 EXHIBIT INDEX

(a)(1)  Offer to Purchase, dated June 21, 2001.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Text of press release issued by Danaher dated June 13, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on June 13, 2001 and incorporated herein by reference).
(a)(7) Text of press release issued by Fluke Networks, Inc. dated June 13, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on June 13, 2001 and incorporated herein by reference).
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(9)  Form of summary advertisement dated June 21, 2001.
(d)(1) Agreement and Plan of Merger, dated June 12, 2001, among Danaher, the Purchaser and Microtest.
(d)(2) Confidentiality Agreement, dated February 25, 1999, between Danaher and Microtest, as amended May 22, 2001.
(g)     None.
(h)     Not applicable.